Exhibit (a)(5)(v)

Contact:	Michael R. Kourey, CFO Polycom, Inc. 925-924-5742 mkourey@polycom.com

POLYCOM COMPLETES SPECTRALINK ACQUISITION

PLEASANTON, Calif. – March 26, 2007 – Polycom, Inc. (NASDAQ: PLCM), the world’s leading provider of unified collaborative communications solutions, today announced the expiration of the tender offer by its wholly-owned subsidiary, Spyglass Acquisition Corp., for all outstanding shares of SpectraLink Corp. (NASDAQ: SLNK). The subsequent merger to finalize the acquisition will close today, Monday, March 26, 2007. All remaining outstanding SpectraLink shares, other than those held by stockholders who properly perfect appraisal rights under Delaware law, will be converted into the right to receive $11.75 in cash. Following the merger today, SpectraLink will become a wholly-owned subsidiary of Polycom.

“We are delighted to complete our acquisition of SpectraLink,” said Robert Hagerty, chairman and CEO of Polycom. “SpectraLink’s technology, products, partnerships, and people provide Polycom with immediate leadership in the wireless telephony market. Now, by leveraging Polycom’s proven strength in voice and video over IP (V²oIP), we have the unique ability to provide fixed and mobile solutions that seamlessly encompass voice, video, and content collaboration solutions from the desktop, to the meeting room, to the mobile individual.”

About Polycom

Polycom, Inc. is the worldwide leader in unified collaborative communications (UCC) that maximize the efficiency and productivity of people and organizations by integrating the broadest array of high definition video, wired and wireless voice, and content solutions to deliver the ultimate collaborative experience. Polycom’s high quality, standards-based conferencing and collaboration solutions are easy to deploy and manage, as well as intuitive to use. Supported by an open architecture, they integrate seamlessly with leading telephony, workplace wireless telephony, and presence-based networks. With its market-driving technologies, best-in-class products, alliance partnerships, and world-class service, Polycom is the smart choice for organizations seeking proven solutions and a competitive advantage from on-demand communications and collaboration. For additional information, call 800-POLYCOM or visit the Polycom web site at www.polycom.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; adverse reactions to the acquisition from shareholders, regulators, customers, suppliers, partners or employees; and other risks that are described from time to time in Polycom’s and SpectraLink’s filings with the Securities and Exchange Commission, including but not limited to the risks described in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2006 and SpectraLink’s Annual Report on Form 10-K for the year ended December 31, 2006. Polycom assumes no obligation and does not intend to update these forward-looking statements.

Polycom, the Polycom logo, SpectraLink and the SpectraLink logo are registered trademarks of Polycom in the U.S. and various countries. ©2007, Polycom, Inc. All rights reserved.